UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-40368

SAIHEAT Limited

c/o #266A South Bridge Road, #02-01 Singapore (058815)

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

EXPLANATORY NOTE

SAIHEAT Limited (the “Company”) hereby furnishes the following documents: (i) a notice with respect to the Company’s extraordinary general meeting of shareholders (the “EGM”), which will be held virtually at http://www.virtualshareholdermeeting.com/SAIH2026SM, on August 26, 2026, at 9:00 a.m. Eastern Standard time; (ii) a form of proxy card for use in connection with the EGM, and (iii) a draft of the sixth amended and restated memorandum and articles of association of the Company.

The notice of the EGM is furnished with this report of foreign private issuer on Form 6-K (this “Form 6-K”) as Exhibit 99.1. The form of proxy card is furnished with this Form 6-K as Exhibit 99.2. The sixth amended and restated memorandum and articles of association of the Company is furnished with this Form 6-K as Exhibit 99.3.

Exhibit Index

Exhibit No.	Description
99.1	Notice of Extraordinary General Meeting
99.2	Form of Proxy for the Extraordinary General Meeting
99.3	Sixth Amended and Restated Memorandum and Articles of Association

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAIHEAT Limited

By:	/s/ Jianwei Li
Jianwei Li
Chief Executive Officer

Date: August 12, 2026

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